1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated July 11, 2006

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      x            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      x

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2006/07/11

Chunghwa Telecom Co., Ltd.

By:	/s/ Hank H. C. Wang
Name:	Hank H. C. Wang
Title:	Senior Managing Director Finance Department

Exhibit

Exhibit	Description
1.	Announcement on 2006/06/13: Chunghwa Telecom purchased 3G System Expansion for 2006

2.	Announcement on 2006/06/20: Announcement of the resolutions by CHT’s Board of Directors

3.	Announcement on 2006/06/20: Board meeting resolved the record date of revoking shares repurchase

4.	Announcement on 2006/06/20: Chunghwa Telecom procured one lot of 3G cell phone, total transaction price NT$949,950,000

5.	Announcement on 2006/06/21: Clarification of United Daily News’ report about NCC fined Chunghwa Telecom

6.	Announcement on 2006/06/29: Clarification of the Economic Daily News’ report about Chunghwa Telecom to conduct overseas and domestic share offering

7.	Announcement on 2006/07/06: Related information regarding the selling of Yuanta Structured Principal Protected Private Placement Fund #1 for NT$473,666,269

8.	Announcement on 2006/07/07: The Company selecting the agent for mass media

9.	Announcement on 2006/07/10: Chunghwa Telecom announced its revenue of NT$15.47 billion for June 2006

10.	Announcement on 2006/07/10: June 2006 sales

EXHIBIT 1

Chunghwa Telecom purchased 3G System Expansion for 2006

Date of events:2006/06/13

Contents:

1. Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City):CHT’s 3G System Expansion for 2006

2. Date of the occurrence of the event:2006/06/13

3. Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price:NT$3,000,000,000

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):Nokia Taiwan Co., Ltd

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition:N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:N/A

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):N/A

8. Terms of delivery or payment (including payment period and monetary amount):In accordance with the contract

9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:In accordance with the Procurement Management Rules of Chunghwa Telecom

10. Name of the professional appraisal institution and its appraisal amount:N/A

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA:N/A

12. Is the appraisal report price a limited price or specific price?:N/A

13. Has an appraisal report not yet been obtained?:N/A

14. Reason an appraisal report has not yet been obtained:N/A

15. Broker and broker’s fee:N/A

16. Concrete purpose or use of the acquisition or disposition: Telecom Materials of CHT

17. Do the directors have any objection to the present transaction?:None

18. Any other matters that need to be specified:None

EXHIBIT 2

Announcement of the resolutions by CHT’s Board of Directors

Date of events:2006/06/20

Contents:

1. Date of occurrence of the event:2006/06/20

2. Name of the company:Chunghwa Telecom Co., Ltd.

3. Relationship to the company (listed company or affiliated company):Listed company.

4. The shareholding ratios of mutual holding:NA

5. Cause of occurrence:(1) The Board resolved the record date of revoking shares repurchase to be 2006/06/30. (2) The Board authorized the Chairman to resolve the record date of ex-dividend of year 2005. (3) The Board resolved to conduct an ADR offering for the major shareholders, the government and Taiwan Mobile.

6. Countermeasures:NA

7. Any other matters that need to be specified:NA

EXHIBIT 3

Board meeting resolved the record date of revoking shares repurchase

Date of events:2006/06/20

Contents:

1. Date of the board of directors resolution:2006/06/20

2. Reason for the capital reduction:Revoke shares repurchase by the company

3. Amount of the capital reduction:NT$1,920,000,000

4. Cancelled shares:192,000,000 shares

5. Capital reduction ratio:1.99%

6. Paid-in capital after the capital reduction:NT$94,557,249,000

7. Scheduled date of the shareholders’ meeting:N/A

8. Any other matters that need to be specified:Capital reduction record date to be 2006/06/30

EXHIBIT 4

Chunghwa Telecom procured one lot of 3G cell phone, total transaction price NT$949,950,000

Date of events:2006/06/20

Contents:

1. Date of occurrence of the event:2006/06/20

2. Counterparty to the contract:Dopod International Corp.

3. Relationship to the Company:None.

4. Starting and ending dates or rescission date:2006/06/20~2007/02/07

5. Major content (not applicable where rescinded):Chunghwa Telecom procured one lot of 3G cell phone for commercial resale.

6. Restrictive covenants (not applicable where rescinded):None.

7. Effect on company finances and business (not applicable where rescinded):None.

8. Concrete purpose/objective (not applicable where rescinded):To enhance Chunghwa’s competitiveness in 3G mobile business.

9. Any other matters that need to be specified:None.

EXHIBIT 5

Clarification of United Daily News’ report about NCC fined Chunghwa Telecom

Date of events:2006/06/21

Contents:

1. Name of the reporting media:United Daily News

2. Date of the report:2006/06/21

3. Content of the report:NCC fined Chunghwa Telecom

4. Summary of the information provided by investors:None.

5. Company’s explanation of the reportage or provided information:The enhancement of the function and facility of Chunghwa’s international switch was constructed in accordance with the policy of number portability enacted by DGT. The construction was completed on Oct. 13, 2005; however, DGT, the ex-telecom regulator announced a revision of “Regulations Governing Fixed Network Telecommunications Businesses”, required an approval from regulator on Sept. 20, 2005. The company has submitted a construction plan and will provide statement to NCC accordingly.

6. Countermeasures:None.

7. Any other matters that need to be specified:None.

EXHIBIT 6

Clarification of the Economic Daily News’ report about Chunghwa Telecom to conduct overseas and domestic share offering

Date of events:2006/06/29

Contents:

1. Name of the reporting media:Economic Daily News

2. Date of the report:2006/06/29

3. Content of the report:Chunghwa Telecom to conduct overseas and domestic share offering

4. Summary of the information provided by investors:None.

5. Company’s explanation of the reportage or provided information:The Board meeting on June 20, 2006 resolved to conduct an ADR offering for major shareholders, the government and Taiwan Mobile. The Company is now preparing documents relating application of issuing overseas securities.

6. Countermeasures:None.

7. Any other matters that need to be specified:None.

EXHIBIT 7

Related information regarding the selling of Yuanta Structured Principal Protected Private Placement Fund #1 for NT$473,666,269

Date of events:2006/07/06

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g.dividend yield):Yuanta Structured Principal Protected Private Placement Fund #1

2. Date of occurrence of the event:2006/06/29~2006/07/06

3. Volume, unit price, and total monetary amount of the transaction:50,000,000 Units;NT$9.4734;NT$473,666,269

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):First Global Investment Trust Co., LTD.;None

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition:N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:N/A

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced):N/A

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained):NT$-26,333,731

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations:One time payment in cash

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department:Base on the NAV of the fund;The NAV declared by fund company;finance department

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges):0 Units;NT$0;0%

12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement:3.54%;4.48%;NT$10,763,771,685

13. Broker and broker’s fee:None

14. Concrete purpose or use of the acquisition or disposition:Short-term investment

15. Net worth per share of company underlying securities acquired or disposed of:NT$9.4734

16. Do the directors have any objection to the present transaction?:None

17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?:None

18. Any other matters that need to be specified:None

EXHIBIT 8

The company selecting the agent for mass media

Date of events:2006/07/07

Contents:

1. Date of occurrence of the event:2006/07/07

2. Counterparty to the contract:Carat Media Taiwan Ltd.

3. Relationship to the Company:None.

4. Starting and ending dates or rescission date:2006/07/07~2007/07/06

5. Major content (not applicable where rescinded):The company’s purchase of mass media.

6. Restrictive covenants (not applicable where rescinded):None.

7. Effect on company finances and business (not applicable where rescinded): None.

8. Concrete purpose/objective (not applicable where rescinded):To enhance the competitiveness of the company.

9. Any other matters that need to be specified:None.

EXHIBIT 9

Chunghwa Telecom announced its revenue of NT$15.47 billion for June 2006

Date of events:2006/07/10

Contents:

1. Date of occurrence of the event:2006/07/10

2. Name of the company:Chunghwa Telecom Co., Ltd.

3. Relationship to the company (listed company or affiliated company):Listed company.

4. The shareholding ratios of mutual holding:NA

5. Cause of occurrence:Chunghwa Telecom’s revenue for June 2006 was NT$15.47 billion. For the first six months, the internal figures for accumulative revenue were NT$90.6 billion, accumulative income from operations were NT$29.6 billion, accumulative net income was NT$22.2 billion and EPS was NT$2.32.

6. Countermeasures:NA

7. Any other matters that need to be specified:NA

EXHIBIT 10

Chunghwa Telecom

July 10, 2006

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of June 2006

1) Sales volume (NT$ Thousand)

Period	Items	2006	2005	Changes	%
June	Invoice amount	18,701,535	17,742,645	958,890	5.40%
Jan -June	Invoice amount	104,629,302	104,034,908	594,394	0.57%
June	Net sales	15,474,805	15,554,935	-80,130	-0.52%
Jan -June	Net sales	90,594,341	89,719,082	875,259	0.98%

b Trading purpose :None